Exhibit 13(a)(4)(i)

Changes in the Registrant’s Independent Public Registered Accounting Firm

On February 18, 2021, PricewaterhouseCoopers LLP (“PwC”) declined to stand for re-election as the independent auditors for the Fund.

PwC’s audit reports on the Fund’s financial statements for the two years ended June 30, 2020 and June 30, 2019 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the two years ended June 30, 2020 and June 30, 2019 and the subsequent interim period through February 18, 2021 (i) there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Funds’ financial statements for such years; and (ii) there were no “reportable events” of the kind described in Item 304(a)(1)(v) of Regulation S-K.

The Fund requested that PwC furnish it with a letter addressed to the Securities Exchange Commission stating whether PwC agrees with the statements contained above. A copy of the letter from the PwC to the Securities Exchange Commission is filed as an exhibit hereto.

In view of PwC’s declination to stand for re-election as the independent auditors for the Fund, the Audit Committee completed a competitive process to review the appointment of the Fund’s independent registered public accounting firm for the 2021-2022 fiscal year. As a result of this process and following careful deliberation, on or about August 11, 2021, the Fund engaged Ernst & Young LLP (“E&Y”) as its independent registered public accounting firm for the Fund’s fiscal year ended June 30, 2021. The decision to select E&Y was recommended by the Funds’ Audit Committee and was approved by the Fund’s Board of Directors on May 11, 2021.

During the two years ended June 30, 2020 and June 30, 2019 and during the subsequent interim period through August 11, 2021, neither the Fund, nor any party on the Fund’s behalf, consulted with E&Y on items which: (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements, and no written report or oral advice was provided to the Fund that E&Y concluded was an important factor considered by the Fund in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(iv) of said Item 304). The selection of E&Y does not reflect any disagreements with or dissatisfaction by the Fund or the Fund’s Board of Directors with the performance of the Fund’s prior independent auditors PwC for the fiscal years ended June 30, 2020 and June 30, 2019.

E&Y, with offices located at One Manhattan West, New York, NY 10001, has been selected by the Fund’s Audit Committee, which selection has been ratified by a vote of the Board of Directors, including a majority of the Independent Directors, to serve as the Fund’s independent auditors for the fiscal year ending June 30, 2021. E&Y has advised the Fund that it is independent with respect to the Fund, in accordance with the applicable requirements of the SEC.